UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

REVOLUTION MEDICINES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

76155X100

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76155X100	13G

1.	NAMES OF REPORTING PERSONS The Column Group III, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,681,391 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,681,391 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,681,391 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by TCG III LP (as defined in Item 2(a) below). TCG III GP LP (as defined in Item 2(a) below) is the general partner of TCG III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel and Tim Kutzkey are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 72,991,419 shares of Common Stock outstanding, including the full exercise by the underwriters of their option to purchase additional shares, as reported by the Issuer in its final prospectus dated February 3, 2021 and filed with the Securities and Exchange Commission on February 5, 2021 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Prospectus”).

CUSIP No. 76155X100	13G

1.	NAMES OF REPORTING PERSONS The Column Group III-A, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,898,815 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,898,815 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,898,815 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by TCG III-A LP (as defined in Item 2(a) below). TCG III GP LP is the general partner of TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel and Tim Kutzkey are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 72,991,419 shares of Common Stock outstanding, including the full exercise by the underwriters of their option to purchase additional shares, as reported by the Issuer in its Prospectus.

CUSIP No. 76155X100	13G

1.	NAMES OF REPORTING PERSONS The Column Group III GP, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,580,206 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,580,206 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,580,206 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Consists of (i) 1,681,391 shares are held of record by TCG III LP and (ii) 1,898,815 shares held by TCG III-A LP. TCG III GP LP is the general partner of each of TCG III LP and TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel and Tim Kutzkey the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 72,991,419 shares of Common Stock outstanding, including the full exercise by the underwriters of their option to purchase additional shares, as reported by the Issuer in its Prospectus.

CUSIP No. 76155X100	13G

1.	NAMES OF REPORTING PERSONS Ponoi Capital, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 685,011 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 685,011 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,011 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by Ponoi LP (as defined in Item 2(a) below). Ponoi LLC (as defined in Item 2(a) below) is the general partner of Ponoi LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel and Tim Kutzkey are the managing members of Ponoi LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 72,991,419 shares of Common Stock outstanding, including the full exercise by the underwriters of their option to purchase additional shares, as reported by the Issuer in its Prospectus.

CUSIP No. 76155X100	13G

1.	NAMES OF REPORTING PERSONS Ponoi Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 685,011 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 685,011 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,011 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are held of record by Ponoi LP. Ponoi LLC is the general partner of Ponoi LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel and Tim Kutzkey are the managing members of Ponoi LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 72,991,419 shares of Common Stock outstanding, including the full exercise by the underwriters of their option to purchase additional shares, as reported by the Issuer in its Prospectus.

CUSIP No. 76155X100	13G

1.	NAMES OF REPORTING PERSONS Ponoi Capital II, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 685,011 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 685,011 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,011 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by Ponoi II LP (as defined in Item 2(a) below). Ponoi II LLC (as defined in Item 2(a) below) is the general partner of Ponoi II LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel and Tim Kutzkey are the managing members of Ponoi II LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 72,991,419 shares of Common Stock outstanding, including the full exercise by the underwriters of their option to purchase additional shares, as reported by the Issuer in its Prospectus.

CUSIP No. 76155X100	13G

1.	NAMES OF REPORTING PERSONS Ponoi II Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 685,011 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 685,011 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,011 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are held of record by Ponoi II LP. Ponoi II LLC is the general partner of Ponoi II LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel and Tim Kutzkey are the managing members of Ponoi II LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 72,991,419 shares of Common Stock outstanding, including the full exercise by the underwriters of their option to purchase additional shares, as reported by the Issuer in its Prospectus.

CUSIP No. 76155X100	13G

1.	NAMES OF REPORTING PERSONS The Column Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 46 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 46 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are held of record by TCG (as defined in item 2(a) below). Peter Svennilson, David Goeddel and Tim Kutzkey are the managing members of TCG and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 72,991,419 shares of Common Stock outstanding, including the full exercise by the underwriters of their option to purchase additional shares, as reported by the Issuer in its Prospectus.

CUSIP No. 76155X100	13G

Item 1(a).	Name of Issuer:

Revolution Medicines, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

700 Saginaw Drive

Redwood City, CA

Item 2(a).	Name of Person Filing:

This joint statement on Schedule 13G is being filed by The Column Group, LLC (“TCG”) The Column Group III, LP (“TCG III LP”), The Column Group III-A, LP (“TCG III-A LP”), The Column Group III GP, LP (“TCG III GP LP”), Ponoi Capital, LP (“Ponoi LP”), Ponoi Management, LLC (“Ponoi LLC”), Ponoi Capital II, LP (“Ponoi II LP”) and Ponoi II Management, LLC (“Ponoi II LLC” and together with TCG LP, TCG GP LP, TCG II LP, TCG II GP LP, Ponoi LP, Ponoi LLC and Ponoi II LP, the “Reporting Entities”). Peter Svennilson, David Goeddel and Tim Kutzkey are the managing partners of TCG III GP LP and the managing members of TCG, Ponoi LLC and Ponoi II LLC. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Entity is c/o The Column Group, 1 Letterman Drive, Building D, Suite M-900, San Francisco, CA 94129.

Item 2(c).	Citizenship:

Each of TCG, Ponoi LLC and Ponoi II LLC is a limited liability company organized under the laws of the State of Delaware. Each of TCG III LP, TCG III-A LP, TCG III GP LP, Ponoi LP and Ponoi II LP is a limited partnership organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number:

76155X100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Entity and the corresponding footnotes.*

CUSIP No. 76155X100	13G

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Entity and the corresponding footnotes.*

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Entity and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Entity and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Entity and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Entity and the corresponding footnotes.*

*	Each of the Reporting Entities disclaims beneficial ownership as to such securities, except to the extent of his, her or its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of each of TCG III LP, TCG III-A LP, TCG III GP LP, Ponoi LP and Ponoi II LP and the limited liability company agreements of each of TCG, Ponoi LLC and Ponoi II LLC, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

CUSIP No. 76155X100	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

THE COLUMN GROUP III, LP		THE COLUMN GROUP III GP, LP

By:	The Column Group III GP, LP

By:	/s/ Peter Svennilson	By:	/s/ Peter Svennilson
Name:	Peter Svennilson	Name:	Peter Svennilson
Title:	Managing Partner	Title:	Managing Partner

PONOI CAPITAL, LP		PONOI MANAGEMENT, LLC

By:	Ponoi Management, LLC

By:	/s/ Peter Svennilson	By:	/s/ Peter Svennilson
Name:	Peter Svennilson	Name:	Peter Svennilson
Title:	Managing Partner	Title:	Managing Partner

PONOI CAPITAL II, LP		PONOI II MANAGEMENT, LLC

By:	Ponoi II Management, LLC

By:	/s/ Peter Svennilson	By:	/s/ Peter Svennilson
Name:	Peter Svennilson	Name:	Peter Svennilson
Title:	Managing Partner	Title:	Managing Partner

THE COLUMN GROUP III-A, LP		THE COLUMN GROUP, LLC

By:	The Column Group III GP, LP

By:	/s/ Peter Svennilson	By:	/s/ Peter Svennilson
Name:	Peter Svennilson	Name:	Peter Svennilson
Title:	Managing Partner	Title:	Managing Partner